Exhibit 99.2

KITOV PHARMACEUTICALS

HOLDINGS LIMITED

2017 Annual General Meeting

of Shareholders

December 4, 2017

Proxy Statement

November 1, 2017

Dear Kitov Shareholder,

It has been more than four years since the listing of Kitov on the Tel Aviv Stock Exchange, and almost two years since our initial public offering on the NASDAQ. I am pleased to report that we are now in the strongest operating position in our company’s history. Moreover, we have a number of potentially value-creating catalysts expected in the year ahead that could drive further shareholder value.

In 2017, a year marked by many significant achievements at Kitov, we laid the foundation for a possibly transformative year in 2018. Most importantly, we advanced our lead drug candidate, KIT-302, a patented combination of celecoxib and amlodipine that is intended to treat osteoarthritis pain and hypertension simultaneously, towards commercialization through a New Drug Application (NDA) submission, which was filed by the United States Food and Drug Administration (FDA).  Additionally, we acquired a controlling interest in TyrNovo Ltd., a privately-held company developing a promising new therapeutic candidate in the oncology space.

Specifically, the Company's principal achievements during the past year included:

●	Submitted an NDA to the FDA for KIT-302, which was subsequently filed by the FDA

●	Signed a definitive License Agreement for KIT-302 for the territory of South Korea with Kuhnil Pharmaceutical Co. Ltd., a leading South Korea-based pharmaceutical company

●	Received waiver from the FDA for the $2 Million New Drug Application fee for KIT-302

●	Completed our renal function clinical trial, meeting its primary efficacy endpoint, and also demonstrating that KIT-302 improves renal function

●	Acquired a controlling interest in TyrNovo and subsequently entered into an agreement to acquire an additional 27% of the company

●	Completed an equity offering for gross proceeds of $3.5 million

●

Completed a successful preIND discussion with FDA for NT219, a small molecule currently being developed by TyrNovo that presents a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints, Insulin Receptor Substrates (IRS) 1 and 2, as well as the inhibition of signal transducer and activator of transcription 3 (STAT3)

2018 expected catalysts include:

●	FDA marketing clearance for KIT-302

●	Additional marketing agreements for the distribution of KIT-302

●	Complete CMC work on NT219 and begin non clinical work on NT219 towards submitting an IND with the FDA during the first half of 2019

Importantly, we also enter 2018 in a strong financial position. Our balance sheet was further fortified in the third quarter through our successful follow-on offering. I am pleased to note that there continues to be strong U.S. institutional investor interest in our stock.

Collectively, we believe our recent achievements have positioned us well to create significant long-term shareholder value.

I invite you to join us in person at the 2017 Annual Meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please submit your vote with respect to the proposals listed on the agenda in one of the manners indicated on the Proxy Statement at your earliest convenience. I encourage your participation and engagement, and I, together with the rest of Kitov’s Board, am always open to hearing your feedback.

I am proud of all that we have accomplished over the past year. The Board and management team have continued to take significant steps to improve the Company’s operations, performance, financial position, and governance. I am excited about the future as we proceed towards marketing clearance for KIT-302 by the FDA, and continue with our compelling clinical development plan for NT219. As we look ahead, Kitov intends to continue our ongoing pursuit of growth and value creation. Thank you for your continued support.

Sincerely,

/s/ John Paul Waymack
John Paul Waymack M.D., Sc.D.
Chairman of the Board of Directors

Proxy Statement

Notice is hereby given that the 2017 Annual General Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at our executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel (the “Company Offices”) on Monday, December 4, 2017, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Thursday, November 2, 2017 (hereinafter: the “Record Date”) will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing twenty (20) such ordinary shares shall entitle the holder of the ADS to twenty (20) votes on each matter properly submitted at the Annual Meeting. As of November 1, 2017, we had 224,191,992 ordinary shares outstanding eligible to vote at shareholders’ meetings. The 224,191,992 issued and outstanding ordinary shares would be represented by 11,209,600 of our ADSs.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to any Position Statements posted on the Israel Securities Authority (“ISA”) website, unless the shareholder gave notice that he or she is not so interested; provided, that the notice was given with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide us with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of ISA up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association.

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Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), anyone holding ordinary shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the Meeting which is dated more than 12 months from the signature date shall be considered invalid.

This Proxy Statement also serves as a Notice to the Shareholders of a General Meeting at a Public Company pursuant to Regulation 4 of the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”), as well as a Voting Slip pursuant to the Companies Regulations (Voting Slip and Position Statements), 5766-2005 (the “Voting Slip Regulations”). With respect to certain matters on the agenda of the Meeting, a shareholder holding our ordinary shares may also vote via the Voting Slip included at the end of this Proxy Statement. The sites where one can find the form of the Voting Slip and Position Statements (if any), as per their meanings under Sections 87 and 88 of the Companies Law and under the Voting Slip Regulations, are as follows: on the distribution site of ISA, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE for listed company reports, at www.maya.tase.co.il (hereinafter: the “TASE Website”). A shareholder may contact us directly and receive the form of the Voting Slip and Position Statements (if any), or at such shareholder’s consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on the Voting Slip included at the end of this Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of ordinary share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Monday, December 4, 2017, 12:30 p.m. Israel Time.

A shareholder not registered in our share register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of our Registration Company), may also vote via Electronic Voting Slip which will be delivered to us via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Monday, December 4, 2017, 10:30 a.m. Israel Time.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of our ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at: www.magna.isa.gov.il and www.maya.tase.co.il.

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Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The NASDAQ Listing Rules (the “NASDAQ Rules”), provided that we disclose those NASDAQ Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “foreign private issuer exemption”). We currently rely on this foreign private issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our amended and restated articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by Proxy Letter, by Voting Slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (hereinafter, “Valid Meeting Participants”), and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company (the “Legal Quorum Threshold”), (instead of 33 1/3% of the issued share capital provided under the NASDAQ Rules). Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Monday, December 11, 2017 at 4:30 p.m. (Israel Time) at the Company Offices, (each such adjourned meeting referred to hereinafter as an “Adjourned Meeting”). Should such Legal Quorum Threshold not be present one half hour after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting.

Under the terms of the Depositary Agreement among the Company, BNY Mellon (which acts as the Depositary) and the holders of our ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received by the Depositary on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the number of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. We have instructed the Depositary to disseminate a Notice of the Meeting, and have given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares of the Company represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares.

All ordinary shares represented by properly executed Proxy Letters, Voting Slips, or Electronic Voting Slip instructions, which are received prior to the applicable deadline with respect to such voting instrument, and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law as applicable with respect to such voting instrument, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the NASDAQ Rules, in the absence of such instructions, the ordinary shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies and present at the Meeting shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding, in the aggregate, 1% or more of the voting rights of the Company (hereinafter, “Proposing Shareholder(s)”) may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to our Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of our notice with respect to a general meeting of our shareholders (a “Meeting Agenda Addition”). Accordingly, any Proposing Shareholder(s) may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to us no later than Friday, November 3, 2017, 11:30 p.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Adv., Company Secretary.

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Under Article 62 of our amended and restated articles of association, a shareholder (including two or more shareholders that are acting in concert, also referred to as “Proposing Shareholder(s)”) holding, in the aggregate, at least one percent of the voting rights in the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely notice by the Proposing Shareholder(s) of such request in writing (a “Proposal Request”), and the Proposal Request complies with all the requirements set forth in our amended and restated articles of association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Company Offices no later than fourteen (14) days after the date of first publication by us of our annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. The Company has not received any such Proposal Request during 2017.

If a Meeting Agenda Addition or Proposal Request is to nominate a candidate for election to our Board of Directors, the Proposing Shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the Proposing Shareholder(s) and the nominee.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., Company Secretary. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Voting Slip Regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and they will be made available to the public on the Commission’s website at www.sec.gov, and in addition on the Distribution Site and on the TASE Website. Position Statements should be submitted to us by no later than Friday, November 24, 2017 at 4:30 p.m. Israel time.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and any regulations enacted thereunder, we may, after the date of publication of this Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in our reports on the Commission’s website at www.sec.gov, as well on the Distribution Site and on the TASE Website. We will publicize a revised Proxy Statement as needed in order to reflect any changes in matters on the agenda of the Meeting, by no later than the dates specified in Section 5b in the Notice Regulations. We will furnish to the Commission on Form 6-K any such revised Proxy Statement, and it will be published on the Commission’s website at www.sec.gov, as well as on the Distribution Site and on the TASE Website.

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Compensation of Office Holders

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, an amendment to the Notice Regulations enacted in 2014, with respect to the disclosure requirements for the proxy statements of annual general meetings of shareholders at such Israeli public companies which do not file reports with ISA and TASE pursuant to the Israeli Reporting Regulations, requires us to disclose in our proxy statement which is published with respect to our annual general meeting of shareholders, the Terms of Office and Employment (as defined in the Companies Law) actually received by our five most highly compensated Office Holders (as defined in the Companies Law), or to include a reference therein to other previously furnished public disclosure. The disclosure is to be made with respect to the year of the financial statements being presented at such annual general meeting, and as recorded in the Company’s financial statements for such year. This disclosure must be on an individual basis, broken out by components, rather than only on an aggregate basis for all Office Holders, as was previously permitted for Israeli public companies listed overseas prior to the enactment of such amendment. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

In our Annual Report on Form 20-F for the year 2016, and in accordance with the instructions for such form, we disclosed the actual Terms of Office and Employment with respect to the year ended December 31, 2016, broken out by component and on an individual basis for each of three of our Office Holders who were also directors, and with respect to whom such disclosure was either required in our home country, or whose Terms of Office and Employment had otherwise previously been disclosed publicly on an individual basis. As such, and pursuant to the proxy statement disclosure requirements set forth under Regulation 4(d)(2) of the Notice Regulations, we are thus now in the Proxy Statement supplementing such disclosure previously made in the 20-F with respect to each of our Chairman of the Board, CEO and CFO, and are adding disclosure with respect to an additional two Office Holders. The actual Terms of Office and Employment received by our five most highly compensated Office Holders with respect to the year ended December 31, 2016, broken out by component and on an individual basis, are shown in the table below:

	Name	Position during 2016	Salary or other payments[1] in (in $ thousands)		Bonus payments or accruals (in $ thousands)	Share-based payment (in $ thousands)[2]	Total (in $ thousands)
1)	Dr. J. Paul Waymack	Chairman of the Board and Chief Medical Officer	254		240	158	652
2)	Isaac Israel	Chief Executive Officer and Director	238		331	66	635
3)	Simcha Rock	Chief Financial Officer and Director	157		224	20	401
4)	Dr. Gil Ben-Menachem	Vice President Business Development[3]	173		43	18	234
5)	Independent Directors[4]	Independent Directors	54	[4]	0	0	54	[4]

1        Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2        Share based payments are measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of the Company’s traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

3        Dr. Gil Ben-Menachem, in addition to serving as our Vice President of Business Development (since January 2016) and as a member of our Board of Directors’ Science and Technology Committee (since August 2016), was appointed as a director at our subsidiary, TyrNovo Ltd., in February 2017, and as a director of the Company in July 2017.

4        During 2016 we paid our independent directors fees in aggregate of approximately $54,000. The highest paid of such independent directors who served on our Board of Directors during 2016, was Dr. Alain Zeitoun, who served as an independent director until our 2016 annual meeting of shareholders, and was paid fees in aggregate of approximately $15,000 for his services during 2016.

For additional information regarding compensation policies of the Company and the compensation of our directors and executive officers during the year ended December 31, 2016, please see “Item 6 – Directors, Senior Management and Employees – B. Compensation” in the Company’s annual report on Form 20-F for the year ended December 31, 2016.

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Solicitation of Proxies

We currently rely on a foreign private issuer exemption with respect to the proxy solicitation requirement for meetings of our shareholders. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. We prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the provisions of Chapter E’3 of the Securities Law and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, nor to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, to the extent required under the Companies Law and Notice Regulations governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials.

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the Voting Slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the contents of our website, or the information that can be accessed through our website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and ISA, as required under Chapter F of the Securities Law. In accordance with Section 35XXXIII of the Israel Securities Law, and pursuant to receipt of the approvals required under the Securities Law in order to change to reporting to ISA and TASE in accordance with the U.S. securities laws and regulations, we presently report to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in the Company, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the Distribution Site (www.magna.isa.gov.il) and the TASE Website (www.maya.tase.co.il).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies, or companies which are otherwise treated as domestic issuers, whose securities are registered under the Exchange Act.

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We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement. We have included our website address in this Proxy Statement solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations.

This Proxy Statement and accompanying Voting Slip, as well as the previously issued Notice of Annual General Meeting of Shareholders, have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company which is a foreign private issuer and whose securities are traded on both the TASE and the NASDAQ, and which reports in Israel in accordance with the Dual-Listed Reporting Requirements. The circulation of this Proxy Statement, the accompanying Voting Slip, and/or our Notice of Annual General Meeting of Shareholders, and neither the forms or the contents thereof, nor the language set forth therein, each of such documents should be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, the Proxy Statement should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Statement, the accompanying Voting Slip, and/or our Notice of Annual General Meeting of Shareholders, insofar as such may apply to certain matters on the agenda of the Meeting.

Company Representative for Matters in connection with this Proxy Statement

Our representative for matters in connection with this Proxy Statement is our Company Secretary, Mr. Avraham Ben-Tzvi, Adv., of One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel, Telephone: +972-3-9333121; email: avraham@kitovpharma.com; or fax: +972-153-39311321.

Proposal 1:

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE
YEAR ENDED DECEMBER 31, 2016.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on our Consolidated Statement of Financial Position as of December 31, 2016 and the Consolidated Statements of Operations, Changes in Equity (Deficit) and Cash Flows for the year then ended. We published our audited financial statements for the fiscal year ended December 31, 2016 as part of our Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on May 1, 2017, and is available at their website, www.sec.gov, on our corporate website, http://kitovpharma.investorroom.com/, as well as on the Distribution Site and on the TASE Website.

We will hold a discussion with respect to the Annual Report and financial statements at the Meeting.

This agenda item will not involve a vote by the shareholders.

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Proposal 2:

To review the compensation paid by the Company during 2016 to Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, the independent public accountants of the Company, and to approve their re-appointment as the independent public accountants of the Company for three years until the 2020 Annual General Meeting of the shareholders of the company, and to authorize the Audit Committee of the Board of Directors of the Company to fix the compensation of said auditors in accordance with the scope and nature of their services.

Under the Companies Law and our amended and restated articles of association, our shareholders are authorized to appoint the Company’s independent auditor. Under the Companies Law and our amended and restated articles of association, our shareholders may appoint our independent auditor to hold office for a longer period of time than one year, but that will not extend beyond the end of the third annual meeting following that at which the auditor was so appointed. At our 2014 Annual General Meeting of the Shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public auditor of the Company for such longer period of time not to extend beyond the 2017 Annual General Meeting.

Under the Companies Law and our amended and restated articles of association, our Board of Directors is authorized to determine our independent auditor’s remuneration. In addition, the NASDAQ Rules require that our Audit Committee approve the re-appointment and remuneration of our independent auditor. In our amended and restated articles of association, a provision has been included such that for so long as the securities of the Company are listed for trading on an exchange in the United States of America, such authority of the Board of Directors to set the remuneration of our independent auditor for audit activity and/or for additional services to us not being audit-related, will be deemed to have been delegated by our Board of Directors to the Audit Committee of our Board of Directors.

Under the Companies Law, our Board of Directors is required to report to our Annual General Meeting the compensation paid to our independent auditor with respect to the year of the financial reports being presented to the shareholders at such Annual General Meeting. The following table sets forth the approximate total compensation that was paid by the Company and its subsidiary to our independent auditors Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, for 2016:

(in thousands of U.S. dollars)
2016
Audit fees(1)	51
Audit-related fees(2)	33
Tax (3)	3
Total	87

(1)        “Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, consultation concerning financial accounting and reporting standards.

(2)        “Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to our public offerings and registration statements.

(3)         These fees relate to services provided regarding tax compliance and review of tax returns.

100% of the audit related services, tax and other fees described in the table above were approved by the audit committee in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2013, and prior to becoming a public company, they were the auditors of our wholly owned subsidiary, Kitov Pharmaceuticals Ltd., since 2010. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Our Board of Directors recommended that the Company’s shareholders appoint the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International as our independent registered public accounting firm until the annual general meeting of the shareholders to be held in the year 2020. The Board of Directors believes that the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements during the period of its appointment as the Company’s independent registered public accounting firm is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Board of Directors will fix the compensation of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International in accordance with the scope and nature of their services to the Company, during the period of its appointment as the Company’s independent registered public accounting firm.

Our shareholders will be requested to adopt the following resolution at the Meeting with respect to the appointment as the Company’s independent registered public accounting firm:

“RESOLVED, to approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company, for three years until the 2020 Annual General Meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors of the Company to fix the compensation of said auditors in accordance with the scope and nature of their services.”

In accordance with Section 85 of the Companies Law and Article 6 of our amended and restated articles of association, the approval of Proposal 2 must receive the affirmative vote of the holders of a majority our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends that shareholders approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for three years until the 2020 Annual General Meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors of the Company to fix the compensation of said auditors in accordance with the scope and nature of their services.

Proposal 3:

To approve a change of the Company's name to Kitov pharma Ltd. or such similar name containing the name “Kitov” as determined by the Company's management and approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and amended and restated Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

Our Board of Directors and management decided to rename the company, especially as to reflect the recent decision to merge our wholly owned subsidiary, Kitov Pharmaceuticals Ltd., with and into the Company, as well as to accurately reflect the fact that the Company is an operating company and not a holding company. As such the Board of Directors is proposing to change the name of the Company to “Kitov Pharma Ltd.” or a similar name containing the name “Kitov” as shall be approved by the Israeli Registrar of Companies.  The Board of Directors and Management believe that such name change is appropriate and in the interests of the Company and its shareholders.

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Under Israeli law, the Israeli Registrar of Companies has discretion to determine if a proposed change to the name of a corporation meets the requirements of the law and to approve the name change.  According to the Companies Law, a company cannot change its name to a name: (i) that is already in use or similar to an existing name to such extent as being likely to mislead the public; (ii) that is a registered trademark of goods or services that are used for similar purposes as the requesting company's activities or  similar to an existing trademark to such extent as being likely to mislead the public unless the trademark holder agrees in writing to use of the name; (iii) which the Registrar believes contains elements of fraud or deception; or (iv) which the Registrar believes is liable to harm the public order or the sensitivities of the public.

As a matter of practice, the Israeli Registrar of Companies will generally ask management to provide at least two alternate names in the event that “Kitov Pharma Ltd.” is not approved. Our management intends to propose as the alternative names to “Kitov Pharma Ltd”, any of “Kitov Biotechnology Ltd.” or “Kitov Biopharma Ltd.” or “Kitov Life Sciences Ltd.” or “Kitov Therapeutics Ltd.” or a similar name containing the name “Kitov” as anticipated by management to be approved by the Israeli Registrar of Companies.

The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.  The name of a corporation is a detail that is required to be part of the articles of association of the corporation (and the Memorandum of Association for Israeli corporations which also have such) and therefore, at the time the Name Change Certificate is issued, the Memorandum of Association and amended and restated articles of association of the Company are to be amended to reflect the new name of the Company.

The tickers of the Company’s listed securities which are traded on the NASADQ and TASE, will not be changed as a result of this name change, and following the name change the Company’s securities will continue to trade on the NASDAQ and TASE under the present tickers, namely, on the NASDAQ under the ticker KTOV with respect to the Company’s ADSs (each ADS representing 20 ordinary shares of the Company) and KTOVW with respect to the Companies listed publicly traded Series A Warrants, and on the TASE under the ticker KTOV with respect to the Company’s ordinary shares.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve a change of the Company's name to “Kitov Pharma Ltd.” or such similar name containing the name “Kitov” as determined by the Company's management and approved by the Israeli Registrar of Companies, and to approve the applicable amendments to each of the Company's Memorandum of Association and amended and restated articles of association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies)”.

In accordance with Sections 20, 24 and 85 of the Companies Law, Article 6 of our amended and restated articles of association, and Section 4 of our Memorandum of Association, the approval of Proposal 3 must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

In accordance with Sections 21(a), 31 and 40(1) of the Companies Law, following approval by the shareholders of the Company at the Meeting, the change of the Company’s name, and the corresponding amendments to each of our Memorandum of Association and our amended and restated articles of association, will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.

Our Board of Directors recommends that the shareholders approve a change of the Company's name to “Kitov Pharma Ltd.” or such similar name containing the name “Kitov” as determined by the Company's management and approved by the Israeli Registrar of Companies, and to approve the applicable amendments to each of the Company's Memorandum of Association and amended and restated articles of association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

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Proposal 4:

Re- Election of Directors

Our Board of Directors presently consists of nine directors, a majority of whom are classified as independent directors, as set forth below.

Name	Age	Position

Second Class of Directors Serving until 2017 Annual General Meeting

Ido Agmon, MBA (2)(3)(4)	40	Independent Director

Steven Steinberg (1)(2)	56	Independent Director

Ran Tzror, CPA, MBA (4)(5)	36	Independent Director

Third Class of Directors Serving until 2018 Annual General Meeting

Isaac Israel	39	Chief Executive Officer and Director

Simcha Rock, CPA, MBA (3)(5)	67	Chief Financial Officer and Director

Revital Stern-Raff, CPA, MBA(1)(3)	43	Independent Director

First Class of Directors Serving until 2019 Annual General Meeting

John Paul Waymack, M.D., Sc.D. (4)	65	Chairman of the Board of Directors and Chief Medical Officer

Gil Ben-Menachem, Ph.D., MBA(4)(5)	50	Vice President of Business Development and Director

Arye Weber (1)(2)(3)	68	Independent Director

(1)        Member of our audit committee

(2)        Member of our compensation committee

(3)        Member of our investments committee

(4)        Member of our science and technology committee

(5)        Director of our majority owned subsidiary, TyrNovo Ltd.

Dr. John Paul Waymack, M.D., Sc.D., was one of the founders of Kitov Pharmaceuticals in 2010 and has served as the chairman of our board of directors and has been responsible for the medical operations of the Company as chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the pharmaceuticals field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over twenty years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey. Dr. Waymack serves as a member of other boards of various healthcare corporations, both board of directors and boards of advisors, both public and private. This includes serving of the board of advisors for the publicly traded Moleculin Corporation.

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Mr. Isaac Israel, has served as our chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. In providing such consulting services, Mr. Israel also serves as a member of the board of directors of various healthcare corporations, both private and public, including as chairman of the board of NextGen Biomed Ltd., which is traded on the TASE. Since 2011 Mr. Israel has also provided various consulting services to Capital Point Ltd. (TASE:CPTP)

Mr. Simcha Rock, CPA, MBA, has served as our chief financial officer and a member of the board since July 2013. Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Dr. Gil Ben-Menachem, Ph.D., MBA, has served as the Company’s vice president of business development since January 2016, as a member of the Board’s Science and Technology Committee since August 2016, as a director at TyrNovo Ltd., the Company’s majority owned subsidiary, since February 2017, and as a director of the Company since July 2017. He has over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. Prior to joining the Company, from 2013 he was head of innovative products at Dexcel Pharma, a large privately held Israeli pharmaceutical company. From 2012 to 2013, Dr. Ben-Menachem served as chief executive officer of OphthaliX, a company that developed drugs in the ophthalmology space. From 2008 to 2012 he served as director of business development at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA), where he was responsible for business development efforts in connection with partnering and acquisition deals for late stage innovative drug candidates. Between 2005 and 2008 he served as director of business development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the National Institutes of Health (NIH), the U.S. Department of Health and Human Services’ medical research agency.

Mr. Ido Agmon, MBA, has served as a member of our board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic & financial planning, fund-raising and related business development activities. From 2014 until end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

Mr. Steven Steinberg, has served as a member of our board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at ClientConnect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

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Mr. Ran Tzror, CPA, MBA, has served as a member of our board since March 2017. Since 2014, Mr. Tzror has been the director of S.Y Glilot Ltd., a real-estate company owned by his family. Between 2010 and 2014 he was employed by Teva Pharmaceuticals Industries Ltd. (NYSE:TEVA; TASE:TEVA) in various roles in corporate business development, the office of the CEO & President of Teva Pharmaceuticals, and as Director of the Corporate Post Merger Integration Office. Between 2007 and 2010 he was a senior associate at Somekh Chaikin Certified Public Accountants (Israel), a member firm of KPMG International. Between 2006 and 2007 he was a legal intern at the commercial division of Yigal Arnon & Co., Advocates & Notary. Mr. Tzror holds a B.A. in Accounting, Ll.B. in Law, and MBA in Financial Management from Tel-Aviv University. He also completed various courses at the Kellogg Graduate School of Management at Northwestern University in Illinois. Mr. Tzror was granted a CPA license in the State of Israel, and was also admitted as a member of the Israeli Bar Association.

Mr. Arye Weber, has served as a member of our board since January 2017. Since 2001, Mr. Weber has been the chairman of the board and sole shareholder of Scorpio Investments Ltd., a private holding company for various investments. Between 2006 and 2009, Mr. Weber was the CEO of Alonei Meitar Ltd. a TASE listed real estate development company. Between 2004 and 2008, Mr. Weber was the chairman of the board of Inventec Investments Ltd., a TASE listed real estate development company. Between 1989 and 2002, Mr. Weber was the Manager of the Securities & Investments sector at United Mizrachi Bank, and prior to 1989 he served in various securities and investments department roles at such bank. Mr. Weber has been an external director at Capital Point Ltd., a TASE listed biotech investment company, since 2013, a director at Lapidoth Israel Oil Prospectors Corp. Ltd., a TASE listed oil and gas exploration partnership, since 2012, and a director at Sunny Communications Ltd. (formerly Scailex), a TASE listed investments company, since 2014. Mr. Weber also serves as a member of the board of directors of various privately held corporations. In the past, Mr. Weber held director positions, including, at the Tel Aviv Stock Exchange Clearing House (chairman), Bank Mizrachi Registration Company (chairman), Mashabim United Mizrachi Bank Offerings Company Ltd., Tel Aviv Stock Exchange Ltd., Maalot Israel Rating Agency, and Excellence Investment Management Company. Mr. Weber completed various courses in investments at the Tel Aviv University, and holds an M.A. in Economics and Business Studies from the University of Kharkov, U.S.S.R. (presently Ukraine).

Ms. Revital Stern-Raff, CPA, MBA, has served as a member of our board since March 2017. Since 2013, Ms. Stern-Raff, has been the Chief Financial Officer of several municipal development and community association units of the City of Giv’atayim, Israel. Between 2006 and 2013, Ms. Stern-Raff held comptroller and economist positions at Ilex Medical Ltd., a publicly-traded medical diagnostic equipment company (TASE:ILX). Prior to 2006, Ms. Stern-Raff held a number of comptroller and public accounting positions. Between 2009 and 2012, Ms. Stern-Raff was an independent director at Real Imaging Holdings Ltd., a publicly traded breast cancer diagnostics company (TASE:RIMG). Ms. Stern-Raff is a licensed CPA in Israel, and holds an M.B.A. (Finance) and B.A. (Business Administration – Information Technology and Finance) from the Rishon Letzion College of Management in Israel.

Under our amended and restated articles of association, the number of directors on our Board of Directors will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any regulations enacted thereunder) ("Maximum Number"). The majority of the members of the Board of Directors shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board of Directors by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in the Company as of the record date established for the applicable general meeting of our shareholders (“Special Majority”).

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Our directors shall generally be nominated by our Board of Directors, and then appointed at our general meeting of shareholders with a regular majority. As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. Goldman Hirsch Partners Ltd., a shareholder currently holding 11,292,508 of our ordinary shares (or approximately 5% of our ordinary shares outstanding eligible to vote at shareholders’ meetings) has entered into a Shareholder’s Undertaking with us pursuant to which it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted us a proxy to ensure its compliance with such voting undertakings. Other than such Shareholder’s Undertaking, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association. For additional details see the section “Shareholder Proposals” above.

In accordance with our amended and restated articles of association, the directors elected to serve are divided into three classes, with each class comprising one-third of the members of our Board of Directors (the “Board”) (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class"). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule. In the annual general meeting of our shareholders that will take place each year, the shareholders shall be entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. In accordance with Article 84 of our amended and restated articles of association, the first division of the Board of Directors into three classes was carried out in October 2016, by our Board’s decision, at the discretion of the Board.

Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number.

The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

In addition, under the Companies Law, our Board must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock (who also serves as our CFO), Ms. Stern-Raff, Mr. Steinberg, Mr. Weber and Mr. Tzror are each deemed to have such expertise.

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies”, including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board of Directors’ resolution, for so long as we do not have a controlling shareholder as defined in Section 1 of the Companies Law, we intend to comply with the NASDAQ Rules in connection with a majority of independent directors on the Board of Directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Rules. Furthermore, our audit committee consists of at least three independent directors, and our compensation committee consists of at least two independent directors. Our Board of Directors has determined that Ms. Stern-Raff and each of Messrs. Tzror, Weber, Steinberg, and Agmon qualify as an independent director under the corporate governance standards of the NASDAQ Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the Board of Directors.

We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. At present five of our nine directors, the majority of our Board, are independent under NASDAQ listing rules. Our active Chairman of the Board, Dr. Paul Waymack, is the founder of Kitov Pharmaceuticals Ltd., our wholly owned subsidiary (which is currently being merged with and into the Company), and a critical key individual in the development of our flagship product – KIT-302.  Our other non-independent directors - the CEO, CFO and Vice president Business Development of the Company - facilitate collaboration between the Board and management. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

Persons Being Considered for Re-Election as Directors at this Annual Meeting

The Three-Year Term of each of the directors in the second class of directors, Messrs. Agmon, Steinberg and Tzror will end at the Meeting. They have each been nominated by our board of directors for re-election at this Annual Meeting as directors in the second class of directors, commencing following the expiration of the applicable nominee’s current term of office as a director at this Annual Meeting, and to serve until our 2020 annual meeting of shareholders and until his successor has been duly appointed, at which time, his term of office will end as set forth in our amended and restated articles of association.

Each of our director nominees has certified to us that he complies with all requirements under the Companies Law and the NASDAQ Rules for serving as an independent director. Such certifications with respect to compliance with all the requirements for service as a director of a public company under the Companies Law will be available for inspection at the Company Offices. If any of these nominees is unable to serve, the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose. The aforesaid nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

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Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has approved an amendment to the Terms of Office and Employment for each of our non-executive directors, such that effective January 1, 2017 we pay each non-executive director an annual fee of $40,000 for services as a member of our Board of Directors, and an additional $3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board of Director committees and/or on the Boards of Directors of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall no longer pay any per meeting fees to its non-executive directors. Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. The Company shall also reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.)

In accordance with our Compensation Policy and previous shareholder approvals, each of Messrs. Agmon, Stenberg and Tzror will continue to be party to waiver and indemnification letters previously granted by the Company in the forms of waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under our directors and officers insurance coverage which provides coverage for all of our directors and officers.

If any of the above named nominees is unable to serve, and the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose, then upon election of such nominee by our shareholders at the Meeting, the votes in support thereof shall be deemed as to have voted to approve such nominee being granted by us the waiver and indemnification letters in the forms of waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and to be insured under our directors and officers insurance coverage which provides coverage for all of our directors and officers .

Our shareholders will be requested to adopt the following resolution at the Meeting with respect to each of the nominees for re-election as director:

“RESOLVED, to approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the second class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2020 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association.”

A separate vote will be cast for each nominee for re-election as director. In accordance with Section 85 of the Companies Law and Articles 6 and 80 of our amended and restated articles of association, the approval of each of the nominees for appointment as a director in the first class of directors under Proposal 4 above must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends that our shareholders approve the re-appointment of each of Messrs. Agmon, Steinberg and Tzror as directors of the Company in the second class of directors, commencing following the expiration of the applicable nominee’s current term of office as a director, and to serve until our 2020 annual meeting of shareholders and until his successor has been duly appointed, at which time, his term of office will end as set forth in our amended and restated articles of association.

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* * * * *

We are not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

Our shareholders may review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance with our Company Secretary, Mr. Avraham Ben-Tzvi, Adv., by email at avraham@kitovpharma.com or Telephone: +972-3-9333121, until the day of the Meeting. Furthermore, the Proxy Statement, Voting Slip, and Notice of Annual General Meeting of Shareholders can also be viewed on the Commission’s website at www.sec.gov, the Distribution Site and on the TASE Website, as well on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 1, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 1, 2017, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.
Company Secretary Kitov Pharmaceuticals Holdings Ltd.
November 1, 2017

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Voting Slip – Part Two

Company name: Kitov Pharmaceuticals Holdings Limited, public company no. 520031238

Company address (for submission and delivery of Voting Slips):  One Azrieli Center, Round Tower, 19th Floor, Tel Aviv 6701101, Israel

Meeting date: Monday, December 4, 2017, at 4:30 p.m. (Israel Time).

Date of adjourned meeting: Monday, December 11, 2017, at 4:30 p.m. (Israel Time).

Meeting type: Annual General Meeting (the “Meeting”).

Shareholder Details:

Shareholder Name: ___________________

Israeli ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

Is the Shareholder any of the following[1]:

A “Principal Shareholder”[1]:	Yes / No
A “Senior Officer of the Company”[2]:	Yes / No
An “Institutional Investor”[3]:	Yes / No

1         Please circle the relevant possibility in each of the sections.

2        As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)

3        As defined in Section 37(d) of the Securities Law

4        As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

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Manner of Voting:

Matter	Manner of voting
	For	Against	Abstain

Proposal 2

To approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company, for three years until the 2020 Annual General Meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors of the Company to fix the compensation of said auditors in accordance with the scope and nature of their services.

Proposal 3

To approve a change of the Company's name to “Kitov Pharma Ltd.” or such similar name containing the name “Kitov” as determined by the Company's management and approved by the Israeli Registrar of Companies, and to approve the applicable amendments to each of the Company's Memorandum of Association and amended and restated articles of association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

Proposal 4

To approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the second class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2020 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association.

Proposal 4.A. Mr. Ido Agmon
Proposal 4.B. Mr. Steven Steinberg
Proposal 4.C. Mr. Ran Tzror

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by an certification of ownership. For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

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